Exhibit 99.(a)(5)

Vipshop Announces Put Right Notification for

1.50% Convertible Senior Notes due 2019

Guangzhou, China, February 14, 2017 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced that it is notifying holders of its 1.50% Convertible Senior Notes due 2019 (CUSIP No. 92763WAA1) (the “Notes”) that pursuant to the Indenture dated as of March 17, 2014 relating to the Notes by and between the Company and Deutsche Bank Trust Company Americas, as trustee and paying agent, as amended by the First Supplemental Indenture dated as of March 17, 2014 and further amended by the Second Supplemental Indenture dated as of November 11, 2014, each holder has the right, at the option of such holder, to require the Company to purchase all of such holder’s Notes or any portion of the principal thereof that is equal to US$1,000 principal amount (or an integral multiple thereof) for cash on March 15, 2017 (the “Put Right”). The Put Right expires at 5:00 p.m., New York City time, on Monday, March 13, 2017.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions and procedures for exercising the Put Right will be available through the Depository Trust Company and the paying agent, which is Deutsche Bank Trust Company Americas. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Right.

The Put Right entitles each holder of the Notes to require the Company to repurchase all or a portion of such holder’s Notes in principal amounts equal to US$1,000 or integral multiples thereof. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but not including, March 15, 2017, which is the date specified for repurchase in the Indenture (the “2017 Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The 2017 Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on March 15, 2017, the Company will pay accrued and unpaid interest on all of the Notes through March 14, 2017, to all holders who were holders of record on March 1, 2017, regardless of whether the Put Right is exercised with respect to such Notes. On the 2017 Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of February 13, 2017, there was U$632,500,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Put Right, the aggregate cash purchase price will be US$632,500,000.

The opportunity for holders of the Notes to exercise the Put Right commences today, February 14, 2017, and will terminate at 5:00 p.m., New York City time, on Monday, March 13, 2017. In order to exercise the Put Right, a holder must follow the transmittal procedures set forth in the Company’s Put Right Notice to holders (the “Put Right Notice”), which is available through the Depository Trust Company and Deutsche Bank Trust Company Americas. Holders may withdraw any previously tendered Notes pursuant to the terms of the Put Right at any time prior to 5:00 p.m., New York City time, on Tuesday, March 14, 2017, which is the business day immediately prior to the 2017 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with the Company’s Put Right Notice dated February 14, 2017 and related documents. Holders of Notes may request the Company’s Put Right Notice from the paying agent, Deutsche Bank Trust Company Americas.

By Regular, Registered or Certified Mail or Overnight Courier:	By Facsimile (for Eligible Institutions only):

DB Services Americas, Inc.	+1 (615) 866-3889
5022 Gate Parkway Suite 200
MS JCK01-0218	For Information or Confirmation by Telephone:
Jacksonville, FL 32256
U.S.A.	+1 (800) 735-7777

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, PUT RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIPSHOP HOLDINGS LIMITED AND THE PUT RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com